Mail Stop 3561

December 20, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 27, 2007**
> **File No. 1-6991**

Dear Mr. Scott:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The comments below do not include page numbers since they are not used in your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Capital Resources, page 11

1. In future filings please expand the agency ratings discussion to include the relevant required disclosures in Item 10(c)(1)(i)(B) of Regulation S-K or tell us why this is not applicable.

Consolidated Statements of Income, page 17

2. Please tell us what consideration you have given to SAB Topic 8.A with respect to disclosing your rental income and accounting for leased departments within all store formats. Please advise us of the materiality of the leased departments in comparison to your consolidated results of operations for the periods presented.

Notes to Consolidated Financial Statements, page 21

1 Summary of Significant Accounting Policies, page 21

Pre-Opening Costs, page 24

3. Please disclose your accounting treatment for costs of remodeling and converting discount stores to super centers and explain how this treatment differs from your pre-opening costs policy, if at all. In this regard, if you accrue or capitalize any costs explain why these costs appreciably extend the life, increase the capacity, or improve the efficiency of the property. Also tell us the amount of the costs deferred in the periods presented.

11 Segments, page 38

4. In the first paragraph on page 16 of Form 10-Q for the quarterly period ended October 31, 2007, you disclose plans to moderate capital investment for U.S. super centers. Please explain in detail how your chief operating decision maker (CODM) is able to execute the expansion strategy for super centers if you do not separately assess the performance of super centers, traditional discount and all other stores within the Wal-Mart Stores segment. Include your consideration that you also announced you will not moderate your capital investment plans for the Sam's Club and International segments. So that we may better understand how you determined it was appropriate to aggregate the various store formats and why the Wal-Mart Stores segment complies with the requirements of SFAS No. 131 and Item 101(C)(1)(i) of Regulation S-K, please also provide us the following:

- A representative sample of the monthly internal reports made available to the CODM that reports operating results;

- A representative sample of the budget and forecast reports used by the CODM to allocate resources and assess operations, as applicable;

- A representative sample of the financial reports provided to the Board of Directors;

- A summary of the factors in your analysis and consideration when making decisions regarding the relocation, expansion or conversion of traditional discount stores into super centers;

- A summary of the capital expenditure strategy for each of the reportable segments; and

- A detailed response explaining why traditional discount stores and super centers exceeds both the quantitative thresholds and displays similar economic characteristics permitting aggregation into one reportable segment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Review Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief